Exhibit 99.1

POLYMET MINING CORP.
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 24, 2020
Dear Shareholder:
You are receiving this notification as PolyMet Mining Corp. (“PolyMet”) has elected to use the notice and access model for delivery of meeting materials to its shareholders. Under notice and access, shareholders still receive a proxy or voting instruction form enabling them to vote at the shareholders’ meeting. However, instead of a paper copy of the Management Information Circular, shareholders receive this notice along with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders.
NOTICE IS HEREBY GIVEN that the 2020 Annual General and Special Meeting (the “Meeting”) of shareholders of PolyMet will be held on Wednesday, June 24, 2020 at 10:00 a.m. (Pacific Time), at Farris LLP, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, and online by the way of a live webcast at www.virtualshareholdermeeting.com/PLM2020 for the following purposes:
1.	to receive the 2019 Annual Information Form, including the audited consolidated financial statements for the year ended December 31, 2019 and the report of the auditor on those financial statements;

2.	to elect seven directors to hold office until the close of the next annual meeting of shareholders;

3,
to appoint Deloitte & Touche LLP as the auditor to hold office until the close of the next annual meeting of shareholders and to authorize the Board of Directors to fix the remuneration to be paid to the auditors;

4.
to consider, and if deemed appropriate, approve a special resolution to consolidate the issued and outstanding common shares of the Company (the “Consolidation”) on the basis of up to ten (10) pre-Consolidation shares for every one (1) post-Consolidation share and further authorize the Company’s Board of Directors to determine when and if to effect such Consolidation, as more particularly described in the accompanying Management Information Circular; and

5.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Further information regarding the matters to be considered at the Meeting is set out in the accompanying Management Information Circular.
The Board of Directors has fixed the close of business on May 7, 2020 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.  Only the registered shareholders as of the close of business on May 7, 2020 will be entitled to vote, in person or by proxy, at the Meeting.
In light of the ongoing public health concerns related to the coronavirus (COVID-19) and in order to comply with the measures imposed by the federal and provincial governments, the Company is providing shareholders the opportunity to attend the Meeting either in person or online and to vote either in person, online or by proxy at the Meeting.  The Company strongly encourages shareholders and others not to attend the meeting in person particularly if they are experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing.  Some Directors and Officers of the Company may or may not be physically present at the in person Meeting but those not present in person will be participating via telephone.  Access to the in person Meeting will be limited to essential personnel, registered shareholders and proxyholders entitled to vote at the Meeting.  For those that wish to attend in person, the Company would ask that shareholders advise the Company beforehand to ensure that it can maintain physical distancing and comply with the then current direction and advice from federal, provincial and municipal levels of government.  Shareholders or proxyholders who decide to participate online will be able to listen to the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements to do so.

If you are a registered PolyMet shareholder, you may vote by attending the Meeting in person however; in light of the current COVID-19 outbreak and the advice of government agencies, PolyMet strongly encourages you to, as promptly as possible, complete and return the form of proxy, or vote by proxy online, mail or telephone, as instructed in the Management Information Circular.  To be effective, your form of proxy must be received by Broadridge, 51 Mercedes Way, Edgewood, NY, 11717, no later than Monday June 22, 2020 at 11:59 p.m. (Eastern Time) or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting is adjourned or postponed. Proxies received by Broadridge after this time will not be accepted; however, the Chair of the Meeting may determine, in the Chair’s sole discretion, to accept a proxy that is delivered in person to the Chair at the Meeting as to any matter in respect of which a vote has not already been cast.
If you are a beneficial shareholder and hold your common shares through an intermediary, such as a brokerage firm, bank, clearing agency, securities dealer or other similar organization, you should follow the voting procedures provided by: (a) Broadridge, if you have given permission to your intermediary to disclose your share ownership information to PolyMet; or (b) your intermediary, if you have objected to your intermediary’s disclosure of such information.
Beneficial shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Management Information Circular was filed on SEDAR. Such requests may be made online by going to www.proxyvote.com and entering the 16-digit control number located on the voting instruction form or notification letter provided to beneficial shareholders and following the instructions provided. Alternatively, such requests may be made by telephone at any time prior to the meeting by dialling 1-800-690-6903 and entering the 16-digit control number provided on the voting information form or notification letter provided to beneficial shareholders and following the instructions provided.
To receive meeting materials in advance of the proxy deposit date and meeting date, requests for printed copies must be received at least fourteen business days in advance of the Annual General and Special Meeting and time set out in the proxy or voting instruction form.
VOTING
Beneficial shareholders are asked to return their voting instruction form using the following methods at least two business days in advance of the proxy deposit date noted on your voting instruction form:

ONLINE:	www.proxyvote.com

TELEPHONE:	1-800-690-6903

FACSIMILE:	1-866-623-5305 (For Canadian Shareholders only)

MAIL:	Broadridge Financial c/o Vote Processing, 51 Mercedes Way, Edgewood NY 11707

By Order of the Board of Directors
signed “Jonathan Cherry”
Jonathan Cherry
President & Chief Executive Officer

Toronto, Ontario
May 7th, 2020